

Michael Page

INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com



04036639

26 August 2004

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA



Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above
exemption, I enclose a copy of the following submissions:-

1.   Two copies of our recently published Interim Report.
2.   Recent share buybacks

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange
Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED

SEP 01 2004

THOMSON
FINANCIAL

www.michaelpage.co.uk

Australia · Belgium · Brazil · France · Germany · Hong Kong · Italy · Japan · Netherlands · Portugal · Singapore · Spain · Sweden · Switzerland · UK · USA

Michael Page International plc Registered Office: 39-41 Parker Street, London WC2B 5LN
Registered in England No. 3310225

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	07:00 17-Aug-04
Number	0265C

RECEIVED

2004 SEP -1 A 11: 51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Michael Page
INTERNATIONAL

[.82-5162]

RNS Number:0265C
Michael Page International PLC
16 August 2004

Michael Page International plc
16 August 2004

                    Purchase of own shares

Michael Page International plc (the "Company") announces that in accordance with
the authority granted by shareholders at the Company's Annual General Meeting on
27 May 2004 it purchased 825,000 of its Ordinary shares of 1 pence each
("shares") on 16 August 2004 at a price of 159.2 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,365,000 of its
shares in Treasury and has 354,662,799 shares in issue (excluding Treasury
shares).

This announcement does not constitute, or form part of, an offer or any
solicitation of an offer to purchase or subscribe for securities in
any jurisdiction.

                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

Close

[82-5162]

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:16 17-Aug-04
Number	0712C

Michael Page

INTERNATIONAL

RNS Number:0712C
Michael Page International PLC
17 August 2004

Michael Page International plc (the "Company") announces that in accordance with
the authority granted by shareholders at the Company's Annual General Meeting on
27 May 2004 it purchased 150,000 of its Ordinary shares of 1 pence each
("shares") on 17 August 2004 at a price of 160.51 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,515,000 of its
shares in Treasury and has 354,662,799 shares in issue (excluding Treasury
shares).

This announcement does not constitute, or form part of, an offer or any
solicitation of an offer to purchase or subscribe for securities in any
jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

[82-5162]

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:31 18-Aug-04
Number	1137C

Michael Page
INTERNATIONAL

RNS Number:1137C
Michael Page International PLC
18 August 2004

Michael Page International plc (the "Company") announces that in accordance with
the authority granted by shareholders at the Company's Annual General Meeting on
27 May 2004 it purchased 100,000 of its Ordinary shares of 1 pence each
("shares") on 18 August 2004 at a price of 160.78 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 3,615,000 of its
shares in Treasury and has 354,662,799 shares in issue (excluding Treasury
shares).

This announcement does not constitute, or form part of, an offer or any
solicitation of an offer to purchase or subscribe for securities in any
jurisdiction.

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]



Chairman's Statement

I am very pleased to report encouraging results for the six months ended 30 June 2004 which are considerably improved over the first half of 2003. As economic conditions improved and business confidence began to recover, our businesses in the UK, Asia Pacific and the Americas began to record much stronger revenue growth. Conditions for our Continental European businesses remained challenging, but towards the end of the second quarter we began to experience some early signs of increased activity.

Turnover for the six months ended 30 June 2004 increased by 13.4% to £204.6m (2003: £180.4m) and revenue (gross profit) increased 14.4% to £100.4m (2003: £87.8m). The combination of high operational gearing and usual attention to costs resulted in operating profit of £17.6m (2003: £11.1m including a net exceptional gain of £0.5m), an increase of 65.9% (before exceptional items). Profit before tax was £17.8m (2003: £11.6m).

We started the year with 2,260 staff operating from 105 offices in 16 countries. We have continued to invest sensibly in new markets when appropriate and at 30 June 2004 our staff numbers have increased to 2,435 (2003: 2,279) operating from 109 offices in 16 countries.

We have experienced significantly larger growth in revenue generated from permanent placements (+18.7%) than that generated from temporary placements (+5.3%). In the first half of 2004 the mix of the Group's turnover and revenue between permanent and temporary placements was 37:63 (2003: 35:65) and 71:29 (2003: 68:32) respectively.

UNITED KINGDOM

Turnover of the UK operations increased by 21.1% to £111.5m (2003: £92.1m), revenue increased by 21.5% to £53.1m (2003: £43.7m) and operating profit before exceptional items increased by 64.8% to £11.1m (2003: £6.7m). Revenue from Finance and Accounting increased by 18%. Marketing, Sales and Retail increased by 25% and the other disciplines increased by 36%.

CONTINENTAL EUROPE

Turnover of the Continental European operations was £59.8m (2003: £62.1m), revenue was £29.7m (2003: £30.6m) and operating profit was £1.5m (2003: £0.9m). The two largest businesses in France and Holland faced the most challenging conditions and revenue was less than that recorded in the first half of 2003. All other businesses in Continental Europe increased revenues on a like-for-like basis. Belgium and Sweden which were opened in the first half of 2003 both produced a trading profit in the first half of 2004.

ASIA PACIFIC

Turnover of the Asia Pacific operations increased by 18.0% to £27.9m (2003: £23.7m) and revenue increased by 24.3% to £14.3m (2003: £11.5m). Operating profit increased by 51.6% to £4.8m (2003: £3.2m). We opened a new office in Brisbane in the first half of 2004. Our businesses in Hong Kong and Singapore achieved particularly strong year on year revenue growth in excess of 40%. In August we entered into a strategic alliance with Shanghai Tian Cai Network Co. Ltd (Tian Cai). The strategic alliance will allow Michael Page International, through Tian Cai, to provide specialist executive recruitment services to its clients in Shanghai.

AMERICAS

In the Americas, turnover more than doubled to £5.3m (2003: £2.6m) and revenue increased by 74.8% to £3.3m (2003: £1.9m). Despite start-up costs of new offices the region generated an operating profit of £0.2m (2003: operating loss of £0.2m). In the USA, market conditions continue to improve and we are developing a strong

Finance business in both permanent and temporary placements. As planned, we opened offices in Boston and Chicago during the first half and will add further to headcount during the second half. In Brazil the two offices generated an increase in revenue of over 40% and in June we expanded further by starting Sales & Marketing recruitment.

TAXATION AND EARNINGS PER SHARE

The pre-exceptional charge for taxation is based on the expected effective annual tax rate of 37% (2003: 38.2%) on profit before taxation and exceptional items.

The Restricted Share Scheme, which was established at the time of flotation, vested in April 2004 and is expected to give rise to a deduction for tax purposes in the UK and certain other tax jurisdictions. These deductions should give rise to an exceptional tax credit of £9.0m which has been reflected in full in the first half of 2004, giving rise to a net tax credit of £2.4m for the six months ended 30 June 2004.

Basic earnings per share for the six months ended 30 June 2004 was 5.7p (2003: 2.0p) and before exceptional items adjusted earnings per share was 3.1p (2003: 1.9p).

CASH FLOW

The Group started the year with net cash of £22.4m. In the first half we generated £8.0m from operations after funding an £8.6m increase in working capital. During the first half we paid £3.8m to settle the payroll tax liability on vesting of the Restricted Share Scheme. Other significant payments comprised taxation of £4.4m, net capital expenditure of £1.7m and dividends of £8.2m. Also during the first half we reinstated the share buy-back programme spending £15.3m purchasing 9m shares at an average cost of 171p per share. At 30 June 2004 net cash was £0.8m. Interest income in the first six months was £0.1m (2003: £0.4m).

DIVIDENDS

As the Group's profitability has increased considerably and the prospects are encouraging the Board has decided to increase, for the first time since flotation in March 2001, the interim dividend by 13.6% to 1.25p (2003: 1.10p) per share. It is the Board's intention to pay dividends at a level which is sustainable and continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders. The interim dividend will be paid on 15th October 2004 to shareholders on the register at 17th September 2004.

CURRENT TRADING AND FUTURE PROSPECTS

We are very pleased with our first half results and although we have now entered the seasonally quieter summer period we are confident of further progress in the second half, particularly if the recent encouraging trends on Continental Europe continue. With brighter economic conditions and increased business confidence we believe that demand for our services is likely to increase in all countries and across all disciplines. We are confident that we are very well placed to meet this demand.

Adrian Montague

Chairman
16 August 2004

Unaudited Consolidated Profit and Loss Account

for the six months ended 30 June 2004

| | | Six months ended | | Year ended |
| | | 30 June 2004 | 30 June 2003 | 31 December 2003 |
	Note	£'000	£'000	£'000
Turnover	2	204,568	180,437	372,616
Cost of sales		(104,123)	(92,665)	(194,131)
Gross profit	2	100,445	87,772	178,485
Administrative expenses		(82,826)	(76,652)	(156,702)
Operating profit		17,619	11,120	21,783
Net interest		144	442	626
Profit on ordinary activities before taxation	2	17,763	11,562	22,409
Taxation on profit on ordinary activities	4	2,428	(4,372)	(8,664)
Profit on ordinary activities after taxation being profit for the financial period		20,191	7,190	13,745
Equity dividends	5	(4,385)	(3,938)	(12,171)
Retained profit for the financial period		15,806	3,252	1,574
Basic earnings per share (pence)	6	5.7	2.0	3.8
Diluted earnings per share (pence)	6	5.7	2.0	3.8
Adjusted earnings per share (pence)	6	3.1	1.9	4.1

Unaudited Consolidated Statement of Total Recognised Gains and Losses

| | Six months ended | | Year ended |
| | 30 June 2004 | 30 June 2003 | 31 December 2003 |
	£'000	£'000	£'000
Profit for the financial period	20,191	7,190	13,745
Foreign currency translation differences	(1,500)	2,346	2,786
Total recognised gains and losses for the period	18,691	9,536	16,531

Unaudited Consolidated Balance Sheet
at 30 June 2004

	Note	30 June 2004 £'000	Restated (note 1) 30 June 2003 £'000	31 December 2003 £'000
Fixed assets				
Intangible assets		1,491	1,587	1,539
Tangible assets		21,069	24,526	23,101
		22,560	26,113	24,640
Current assets				
Debtors		86,351	75,237	71,530
Cash at bank and in hand		12,140	14,680	23,211
		98,491	89,917	94,741
Creditors:				
Amounts falling due within one year		(66,786)	(56,075)	(59,355)
Net current assets		31,705	33,842	35,386
Total assets less current liabilities		54,265	59,955	60,026
Creditors:				
Amounts falling due after more than one year		(337)	-	(444)
Provisions for liabilities and charges	7	(1,626)	(5,503)	(6,239)
Net assets	2	52,302	54,452	53,343
Capital and reserves				
Called-up share capital		3,572	3,637	3,637
Capital redemption reserve		178	113	113
EBT reserve		(9,871)	(10,000)	(9,871)
Treasury shares		(4,348)	-	-
Profit and loss account		62,771	60,702	59,464
Equity shareholders' funds	8	52,302	54,452	53,343

Michael Page International plc | Interim Report 2004

Unaudited Consolidated Cash Flow Statement

for the six months ended 30 June 2004

	Note	Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
Net cash inflow from operating activities	9	7,992	7,730	29,179
Return on investments and servicing of finance		166	442	625
Taxation paid		(4,364)	(4,686)	(10,657)
Capital expenditure and financial investment		(1,747)	(3,450)	(6,349)
Equity dividends paid		(8,248)	(8,233)	(12,170)
Net cash (outflow)/inflow before financing		(6,201)	(8,197)	628
Financing				
Sale of shares held by the Employee Benefit Trust		-	-	129
Cash inflow from short-term loans (net)		10,600	-	-
Purchase of own shares for cancellation		(10,999)	-	-
Purchase of treasury shares		(4,348)	-	-
Net cash (outflow)/inflow from financing		(4,747)	-	129
(Decrease)/increase in net cash in the period	10	(10,948)	(8,197)	757

Notes to the unaudited financial information

1. Basis of accounting

The consolidated interim financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2003. The Group adopted UITF Abstract 38 "Accounting for ESOP Trusts" during the second half of 2003 and as a result a prior year adjustment was reflected in the financial statements for the year ended 31 December 2003. For comparative purposes, the balance sheet for the six months ended 30 June 2003 has also been restated to reflect the adoption of this UITF. As a result, "Investments in own shares" of £10.0m have been removed from net assets and deducted from shareholders' funds. There is no effect on profit for the period.

The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out at the end of this statement. The comparative figures for the year ended 31 December 2003 have been extracted from the Group's financial statements, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information does not constitute statutory accounts as defined under Section 240 of the Companies Act 1985.

2. Segmental analysis

		Six months ended		Year ended
		30 June	30 June	31 December
		2004	2003	2003
(a) Turnover by geographic region		£'000	£'000	£'000
United Kingdom		111,474	92,084	194,262
Continental Europe		59,836	62,099	120,363
Asia Pacific	Australia	22,959	20,247	43,708
	Other	4,966	3,414	7,673
	Total	27,925	23,661	51,381
Americas		5,333	2,593	6,610
		204,568	180,437	372,616

Notes to the unaudited financial information
(continued)

2. Segmental analysis (continued)

(b) Turnover by discipline	Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
Finance and accounting	138,244	125,119	256,731
Marketing and sales	35,188	29,692	61,832
Other	31,136	25,626	54,053
	204,568	180,437	372,616

(c) Gross profit by geographic region		Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
United Kingdom		53,140	43,737	90,630
Continental Europe		29,670	30,617	58,227
Asia Pacific	Australia	9,830	8,418	18,082
	Other	4,489	3,103	6,951
	Total	14,319	11,521	25,033
Americas		3,316	1,897	4,595
		100,445	87,772	178,485

(d) Gross profit by discipline	Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
Finance and accounting	61,936	55,841	113,599
Marketing and sales	21,975	18,738	37,704
Other	16,534	13,193	27,182
	100,445	87,772	178,485

2. Segmental analysis (continued)

(e) Profit before interest, taxation and exceptional items by geographic region		Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
United Kingdom		11,087	6,727	15,638
Continental Europe		1,505	943	(280)
Asia Pacific	Australia	3,311	2,902	6,303
	Other	1,514	281	1,285
	Total	4,825	3,183	7,588
Americas		202	(230)	(62)
Profit before interest, taxation and exceptional items		17,619	10,623	22,884
Exceptional items		-	497	(1,101)
Profit before interest and taxation		17,619	11,120	21,783
Net interest		144	442	626
Profit on ordinary activities before taxation		17,763	11,562	22,409

(f) Net assets/(liabilities) by geographic region		30 June 2004 £'000	Restated (note 1) 30 June 2003 £'000	31 December 2003 £'000
United Kingdom		38,214	33,363	41,115
Continental Europe		10,129	17,132	9,791
Asia Pacific	Australia	4,576	6,364	4,741
	Other	2,221	495	811
	Total	6,797	6,859	5,552
Americas		(2,838)	(2,902)	(3,115)
		52,302	54,452	53,343

Notes to the unaudited financial information
(continued)

3. Exceptional items

As a result of the vesting of the Restricted Share Scheme in April 2004, the Company is able to obtain a deduction for corporation tax purposes of approximately £27m which, at the relevant local corporation tax rates, has resulted in a non-operating exceptional credit of £9.0m to the corporation tax charge.

The exceptional items in the comparative periods included in operating profit comprise a release of the payroll tax provision on the Restricted Share Scheme (June 2003: £3.5m, December 2003: £1.9m), and rentals and other unavoidable costs on onerous lease agreements on vacant properties (June and December 2003: £3.0m).

4. Taxation

The pre-exceptional charge for taxation is based on the expected annual tax rate of 37.0% on profit before taxation (2003: 38.2% before exceptional items).

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Current tax charge	(6,572)	(4,223)	(8,994)
Exceptional tax credit/(charge) (note 3)	9,000	(149)	330
Current tax credit/(charge) for the period	2,428	(4,372)	(8,664)

5. Dividends

An interim dividend of 1.25 pence (2003: 1.1 pence) per ordinary share will be paid on 15 October 2004 to shareholders on the register at the close of business on 17 September 2004.

6. Earnings per share

	Six months ended		Year ended
	30 June 2004	30 June 2003	31 December 2003
Earnings after exceptional items for basic earnings per share (£'000)	**20,191**	7,190	13,745
Exceptional items (£'000)	**(9,000)**	(348)	771
Earnings before exceptional items for adjusted earnings per share (£'000)	**11,191**	6,842	14,516
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**356,689**	357,949	357,955
Dilution effect of share plans ('000)	**165**	-	-
Diluted weighted average number of shares used for diluted earnings per share ('000)	**356,854**	357,949	357,955
Basic earnings per share (pence)	**5.7**	2.0	3.8
Diluted earnings per share (pence)	**5.7**	2.0	3.8
Adjusted earnings per share (pence)	**3.1**	1.9	4.1

7. Provisions for liabilities and charges

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Payroll tax liability on the Restricted Share Scheme (a)	**-**	2,517	4,114
Vacant property provision (b)	**1,626**	2,986	2,125
	1,626	5,503	6,239

(a) Payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to potential National Insurance and social security liabilities. These liabilities crystallised in April 2004 when the Restricted Shares vested.

(b) Vacant property provision

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties.

Notes to the unaudited financial information
(continued)

8. Reconciliation of movements in shareholders' funds

| | Six months ended | | Year ended |
| | | Restated (note 1) | |
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Profit for the financial period	20,191	7,190	13,745
Dividends	(4,385)	(3,938)	(12,171)
Retained profit for the financial period	15,806	3,252	1,574
Foreign currency translation differences	(1,500)	2,346	2,786
	14,306	5,598	4,360
Purchase of own shares for cancellation	(10,999)	-	-
Purchase of treasury shares	(4,348)	-	-
Sale of shares held by the Employee Benefit Trust	-	-	129
Net (reduction in)/addition to shareholders' funds	(1,041)	5,598	4,489
Opening shareholders' funds	53,343	48,854	48,854
Closing shareholders' funds	52,302	54,452	53,343

9. Reconciliation of operating profit to net cash inflow from operating activities

| | Six months ended | | Year ended |
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Operating profit before exceptional items	17,619	10,623	22,884
Exceptional items	-	497	(1,101)
Operating profit after exceptional items	17,619	11,120	21,783
Depreciation and amortisation charges	3,273	3,578	7,688
(Profit)/loss on sale of fixed assets	(39)	(77)	241
Increase in debtors	(11,388)	(4,056)	(313)
Increase/(decrease) in creditors	2,802	(2,835)	(459)
(Decrease)/increase in provisions	(4,275)	-	239
Net cash inflow from operating activities	7,992	7,730	29,179

10. Reconciliation of net cash flow to movement in net cash

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
(Decrease)/increase in cash in the period	(10,948)	(8,197)	757
Cash inflow from increase in short-term loans	(10,600)	-	-
Foreign exchange movements	(96)	418	305
Movements in net cash in period	(21,644)	(7,779)	1,062
Opening net cash	22,434	21,372	21,372
Closing net cash	790	13,593	22,434

11. Analysis of net cash

	At 31 December 2003 £'000	Cash flow £'000	Foreign exchange movements £'000	At 30 June 2004 £'000
Cash at bank and in hand	23,211	(10,764)	(307)	12,140
Bank overdrafts	(777)	(184)	211	(750)
	22,434	(10,948)	(96)	11,390
Debt due within one year	-	(10,600)	-	(10,600)
Total net cash	22,434	(21,548)	(96)	790

12. Nature of financial information

The interim financial statements were approved by a committee of the Board of Directors on 16 August 2004.

Copies of this statement of interim results are available from the Company's Registrar – Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, at the Company's registered office – Page House, 39-41 Parker Street, London WC2B 5LN, and on the Company's website – www.michaelpage.co.uk.

Independent review report to Michael Page International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London
16 August 2004



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Michael Page International plc
39-41 Parker Street, London WC2B 5LN
Tel: 020 7831 2000 Fax: 020 7269 2280
www.michaelpage.co.uk